File No. 82-4668

06010114

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

4 January 2006

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Infratest Burke Core Company Ltd – Company No. 1322773 – Form 363s Annual Return for the period ended 1 December 2005.
2. Taylor Nelson Sofres plc – Company No. 00912624 – Form 288c Change of Particulars for Director.
3. Taylor Nelson Sofres International Limited – Company No. 01953112 – Form 288c Change of Particulars for Director.
4. Schemetype Limited – Company No. 02679478 – Form 288c Change of Particulars for Director.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully,

JM Stevens

Jackie Stevens

Enc.

dlw 1/9

060104 - (Securities & Exchange Commission)(Form 363)(Forms 288c).doc

tns

Westgate
London
W5 1UA

t +44 208 967 4655
f +44 208 967 1446
sofia.bernsand@tns-global.com

Dorothy Gbagonah
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

SEC MAIL RECEIVED PROCESSING SECTION JAN 6 2006 WASH. D.C. 213

VIA Courier

4 January 2006

Dear Sir/Madam

Infratest Burke Core Company Ltd registered no. 1322773
Annual return for the period ended 1 December 2005

I enclose duly completed and signed form 363s annual return for the above-named company for re-filing, which has already been paid.

Please acknowledge that the above documents have been accepted and successfully filed by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Dorothy Gbagonah
Company Secretarial Assistant

Enc.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States

f:\users\companysecretarial 060101\companies hse\060104_form 363s.doc

038993/60

Companies House

— for the record —

Company Name
INFRATEST BURKE CORE COMPANY LTD

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" colum
> Please use black pen and write

Company Type
Private Company Limited By Shares

Company Number
1322773

Information extracted from Companies House records on
5th November 2005

Section 1: Company details

A33 COMPANIES HOUSE 642 14/12/2005

Ref: 1322773/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tns House West Gate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** **7413** **Market research, opinion polling**	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes*

Company Number - 1322773

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Nigel Anthony Garth SPACKMAN **Address** 17 Lyndale Avenue London NW2 2QB **Date of birth** 26/06/1944 **Nationality** British **Occupation** Market Research	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Nigel Anthony Garth SPACKMAN ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Paul Simon Kent WRIGHT **Address** Lees Rigg Green North Road Jordan Beaconsfield Buckinghamshire HP9 2SX **Date of birth** 02/12/1957 **Nationality** British **Occupation** Solicitor	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

Section 4: Details of Shareholders

> The dêtails we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details		Amended details		Shares transferred		
> **Shareholder Name** PUBLIC ATTITUDE SURVEYS LTD		Name ____				
Address Rye Park House London Road High Wycombe Buckinghamshire HP11 1EF		Address ____ ____ ____ UK Postcode		**Shares transferred by** PUBLIC ATTITUDE SURVEYS LTD		
Shares held		**Shares held**				
Class	*Number*	*Class*	*Number*	*Class*	*Number*	*Date of transfer*
Ordinary	1000	____	____	____	____	__/__/____
		____	____	____	____	__/__/____

Company Number - 1322773

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature]
~~(Director /~~ Secretary)

Date 03 / 01 / 2006

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***1/12/2005***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **1st December 2006** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: DOROTHY GBAGONAH

Telephone number *inc code*:

Address:
TNS
WESTGATE
LONDON

DX number *if applicable*:

DX exchange:

Postcode: W5 1UA

tns

TNS House
Westgate
London
W5 1UA

t +44 208 967 4655
f +44 208 967 1446
Dorothy.gbagonah@tns-global.com

Dorothy Gbagonah
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

Via Courier

SEC MAIL RECEIVED PROCESSING
JAN 06 2006
WASH., D.C. 213 SECTION

4 January 2006

Dear Sir/Madam

Change of Particulars for Director

Please find enclosed signed Forms 288c in regards to the change to Mr Andrew Kenneth Boland's home address for the below listed companies.

Taylor Nelson Sofres plc	00912624
Taylor Nelson Sofres International Limited	01953112
Schemetype Limited	02679478

Please acknowledge that the documents have been successfully accepted for Companies House filing purposes by stamping and returning the enclosed duplicates of this letter in the enclosed stamped addressed envelopes.

Yours faithfully

Dorothy Gbagonah
Company Secretarial Assistant

Enc.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States

Registered in England & Wales No. 912624
Taylor Nelson Sofres plc Registered Office:
TNS House, Westgate, London, W5 1UA

Blueprint 2000
Company Secretary

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 02679478

Company Name in full Schemetype Limited

Changes of particulars form

Complete in all cases Date of change of particulars

Day	Month	Year
2 0	1 2	2 0 0 5

Name * Style / Title | * Honours etc

Forename(s) Andrew Kenneth

Surname Boland

† Date of Birth

Day	Month	Year
0 1	1 2	1 9 6 9

Change of name *(enter new name)*

Forename(s)

Surname

Change of usual residential address *(enter new address)* Rainbows, Manor Lane, Gerrards Cross

Post town Bucks

County / Region | Postcode SL9 7NJ

Country

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 3/1/06

(~~**director/~~ secretary~~/ administrator/ administrative receiver/ receiver manager/ receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Blueprint 2000 Company Secretary

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 01953112

Company Name in full Taylor Nelson Sofres International Limited

Changes of particulars form

Complete in all cases

Date of change of particulars — Day: 20 Month: 12 Year: 2005

Name * Style / Title — * Honours etc

Forename(s): Andrew Kenneth

Surname: Boland

† Date of Birth — Day: 01 Month: 12 Year: 1969

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*

Rainbows, Manor Lane, Gerrards Cross

Post town: Bucks

County / Region: — Postcode: SL9 7NJ

Country:

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 3/1/06

(**~~director~~/ secretary~~/ administrator/ administrative receiver/ receiver manager/ receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number — DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Blueprint 2000
Company Secretary

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 00912624

Company Name in full TAYLOR NELSON SOFRES plc

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 20 Month 12 Year 2005

Name * Style / Title: MR * Honours etc:

Forename(s): ANDREW KENNETH

Surname: BOLAND

† Date of Birth — Day 01 Month 12 Year 1969

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*: RAINBOWS, MANOR LANE, GERRARDS CROSS

Post town: BUCKS

County / Region: Postcode: SL9 7NJ

Country: UNITED KINGDOM

Other Change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 3/1/06

(~~**director/~~ secretary/~~administrator/ administrative receiver/ receiver manager/ receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DOROTHY GBAGONAH, TNS HOUSE,
WESTGATE, LONDON, W5 1UA, UK
Tel 0208 967 4655

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**